Exhibit 99.1


INQUIRIES:
John R. Allison
242-363-6016


FOR IMMEDIATE RELEASE


                  SUN INTERNATIONAL NAMES DELOITTE & TOUCHE LLP AS
                         INDEPENDENT PUBLIC ACCOUNTANT

PARADISE ISLAND, The Bahamas, June 25, 2002--The Sun International Hotels Limited (NYSE: SIH) board of directors today appointed Deloitte & Touche LLP to replace Arthur Andersen LLP as the company's independent public accountant effective immediately.

The decision was made following a process conducted by management and the Audit Committee of the board of directors to review proposals from a number of public accounting firms.

Sun International said the decision to change auditors was not the result of any disagreement between the company and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. During its tenure, Arthur Andersen has provided Sun International with quality service and has demonstrated a high level of professionalism.

About Sun International

Sun International is a leading developer and operator of premier casinos, resorts and luxury hotels. Its flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The Company also developed and receives certain revenue from the Mohegan Sun casino in Uncasville, Connecticut. The Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeast. In the luxury resort hotel business, the Company operates eight beach resorts in Mauritius, Dubai, the Maldives and The Bahamas. For more information concerning Sun International Hotels Limited and its operating subsidiaries, visit our website at www.sunint.com.

Inquiries should be directed to John R. Allison, Executive Vice
President--Chief Financial Officer of Sun International Hotels Limited, at 242-363-6016.

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